Alteryx, Inc.

3345 Michelson Drive, Suite 400

Irvine, California 92612

September 5, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Jan Woo, Legal Branch Chief Ivan Griswold, Staff Attorney

Re:	Alteryx, Inc. Registration Statement on Form S-1 (File No. 333-220342) filed on September 5, 2017

Requested Date: September 7, 2017

Requested Time: 4:30 PM Eastern Time

Ladies and Gentlemen:

Alteryx, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to declare the above-captioned Registration Statements on Form S-1 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes Michael A. Brown or Ran D. Ben-Tzur, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Brown at (415) 875-2432 or, in his absence, Mr. Ben-Tzur at (650) 335-7613.

* * *

Sincerely,

ALTERYX, INC.

By:	/s/ Dean A. Stoecker
Dean A. Stoecker
Chairman of the Board of Directors and Chief Executive Officer

cc:	Kevin Rubin, Chief Financial Officer

Christopher M. Lal, Senior Vice President, General Counsel and Corporate Secretary

Alteryx, Inc.

Gordon K. Davidson, Esq.

Michael A. Brown, Esq

William L. Hughes, Esq.

Ran D. Ben-Tzur, Esq.

Fenwick & West LLP

[Signature Page to Company Acceleration Request Letter]